

NORTH CAROLINA
Department of The Secretary of State

To all whom these presents shall come, Greetings:

I, Elaine F. Marshall, Secretary of State of the State of North Carolina, do hereby certify the following and hereto attached to be a true copy of

ARTICLES OF AMENDMENT

OF

PEOPLES BANCORP OF NORTH CAROLINA, INC.

the original of which was filed in this office on the 26th day of February, 2010.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal at the City of Raleigh, this 10th day of March, 2010.



Elaine F. Marshall

Secretary of State

SOSID: 0490567
Date Filed: 2/26/2010 4:31:00 PM
Elaine F. Marshall
North Carolina Secretary of State
C201005702427

State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
OF
PEOPLES BANCORP OF NORTH CAROLINA, INC.

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1. The name of the corporation is: **Peoples Bancorp of North Carolina, Inc.**

2. The text of each amendment adopted is as follows (*State below or attach*):

   The attached Article VIII replaces the current Article VIII in its entirety.

3. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

   Not applicable.

4. The date of adoption of each amendment was as follows: May 1, 2008

5. The amendment was approved by the shareholders of the corporation, as provided for pursuant to §55-10-03 of the General Statutes of North Carolina.

6. These articles will be effective upon filing, unless a delayed time and date is specified:

This the 26 day of February, 2010.

Peoples Bancorp of North Carolina, Inc.
Name of Corporation

[signature]
Signature

Tony W. Wolfe
President and Chief Executive Officer
Type or Print Name and Title

ARTICLE VIII

The number of directors of the Corporation shall not be less than five (5) nor more than fifteen (15), with the exact number to be fixed from time to time as provided in the Corporation's Bylaws.

In the first election of directors, and in all elections thereafter until the 2009 annual meeting of shareholders that the total number of directors as fixed pursuant to the Corporation's Bylaws is nine (9) or more, the directors shall be divided into three (3) classes, as nearly equal as possible in number as may be, to serve in the first instance for terms of one, two and three years, respectively, from the date such class of directors takes office or until their earlier death, resignation, retirement, removal or disqualification or until their successors shall be elected and shall qualify. Thereafter, until the 2009 annual meeting of shareholders, the successors in each class of directors shall be elected for terms of three (3) years or until their earlier death, resignation, retirement, removal, or disqualification or until their successors shall be elected and shall qualify. In the event of any increase or decrease in the number of directors at a time that the directors are so classified, the additional or eliminated directorships shall be classified or chosen so that all classes of directors shall remain or become as nearly equal as possible in number. At all times that the number of directors, as fixed pursuant to the Corporation's Bylaws, is less than nine (9), each director shall be elected to a term ending as of the next succeeding annual meeting of shareholders or until his or her earlier death, resignation, retirement, removal or disqualification or until his or her successor shall be elected and shall qualify.

All directors elected or appointed prior to the 2009 annual meeting of shareholders shall serve as a director until the expiration of the director's current term or the director's earlier death, resignation, disqualification or removal. At the 2009 annual meeting of shareholders, each expiring director's position to be filled shall be filled by the election or reelection of a director whose term will expire at the 2011 annual meeting of shareholders or the director's earlier death, resignation disqualification or removal. At the 2010 annual meeting of shareholders, each expiring director's position to be filled shall be filled by the election or reelection of a director whose term will expire at the 2011 annual meeting of shareholders or the director's earlier death, resignation, disqualification or removal.

598036v1

Beginning with the 2011 annual meeting of shareholders, directors shall be elected to term ending as of the next succeeding annual meeting of shareholders or until his or her earlier death, resignation, retirement, removal or disqualification.

598036v1